Mail Stop 3561

October 26, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Kevin C. Schick
 Chief Financial Officer
CON-WAY INC.
2855 Campus Drive, Suite 300
San Mateo, California 94403

> **Re: Con-way Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 1-05046**

Dear Mr. Schick:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief